As filed with the Securities and Exchange Commission on January 6, 2020

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT No. 1

TO

SCHEDULE TO
(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Prospect Capital Corporation
(Name of Subject Company (Issuer) and Filing Person (Offeror))

4.75% Senior Convertible Notes due 2020
4.95% Senior Convertible Notes due 2022
(Title of Class of Securities)

74348TAQ5
74348TAR3
(CUSIP Number of Class of Securities)

John F. Barry III
Prospect Capital Corporation
10 East 40th Street, 42nd Floor
New York, New York 10016
(212) 448-0702
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:
Michael K. Hoffman, Esq.
Michael J. Schwartz, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
(212) 735-3000

CALCULATION OF FILING FEE

TRANSACTION VALUATION(1)	AMOUNT OF FILING FEE(2)
$35,592,500.00	$4,619.91

(1)
Calculated solely for purposes of determining the amount of the filing fee. The calculation of the Transaction Valuation assumes that all $10,000,000 aggregate principal amount of the Company’s outstanding 4.75% Senior Convertible Notes due 2020 are purchased at the tender offer price of $1,003.00 per $1,000 principal amount of such notes and all $25,000,000 aggregate principal amount of the Company’s outstanding 4.95% Senior Convertible Notes due 2022 are purchased at the tender offer price of $1,022.50 per $1,000 principal amount of such notes.

(2)
The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and the Fee Rate Advisory #1 for Fiscal Year 2020, equals $129.80 for each $1,000,000 of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid: $4,619.91 Form or Registration No.: SC TO-I	Filing Party: Prospect Capital Corporation Date Filed: December 23, 2019
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

☐ Check the box if the filing is a final amendment reporting the results of the tender offer.
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) by Prospect Capital Corporation, a Maryland corporation (the “Company”), on December 23, 2019 (the “Schedule TO”), relating to two separate offers by the Company (each a “Tender Offer” and collectively, the “Tender Offers”) to purchase (i) up to $10,000,000 aggregate principal amount of outstanding 4.75% Senior Convertible Notes due 2020 (the “2020 Notes”), and (ii) up to $25,000,000 aggregate principal amount of outstanding 4.95% Senior Convertible Notes due 2022 (the “2022 Notes”). The Tender Offers were made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 23, 2019 (the “Offer to Purchase”).
Except as set forth in this Amendment No. 1, the terms of the Tender Offers remain the same as set forth in the Offer to Purchase. Capitalized terms used herein and not otherwise defined have the meanings ascribed to such terms in the Offer to Purchase or the Schedule TO. This Amendment No. 1 should be read together with the Schedule TO, the Offer to Purchase and the Retail Processing Fee Form, which are expressly incorporated by reference in this Amendment No. 1 in response to all applicable items required in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.
Item 1. Summary Term Sheet.
The information set forth in the Offer to Purchase and Item 1 of the Schedule TO, to the extent such Item 1 incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented by the information set forth under Item 4(a) below, which information is incorporated herein by reference.
Item 4. Terms of the Transaction.
(a)Material Terms. The information set forth in the Schedule TO, the Offer to Purchase and the Retail Processing Fee Form is hereby amended and supplemented by the information set forth below.
The Company is extending the Expiration Date and Withdrawal Deadline of each Tender Offer. Throughout the Schedule TO, the Offer to Purchase and the Retail Processing Fee Form, all references to Expiration Date and Withdrawal Deadline are hereby amended to 12:00 midnight, New York City time, on January 23, 2020 (one minute after 11:59 P.M., New York City time, on January 22, 2020).
The Tender Offers will each expire at 12:00 midnight, New York City time, on January 23, 2020 (one minute after 11:59 p.m., New York City time, on January 22, 2020), or any other date and time to which the Company extends the applicable Tender Offer, unless earlier terminated, in the Company’s sole discretion. Tendered Notes may be validly withdrawn from the applicable Tender Offer at or prior to 12:00 midnight, New York City time, on January 23, 2020 (one minute after 11:59 p.m., New York City time, on January 22, 2020), unless extended or earlier terminated by the Company. Thereafter, tenders are irrevocable except that Notes not yet accepted for purchase may be withdrawn at any time after February 20, 2020 (40 business days after the commencement of the Tender Offers).
The Settlement Date has been extended accordingly and is expected to be January 27, 2020.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PROSPECT CAPITAL CORPORATION

By: /s/ M. Grier Eliasek
Name: M. Grier Eliasek
Title: President and Chief Operating Officer
Dated: January 6, 2020

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)*	Offer to Purchase, dated December 23, 2019.
(a)(1)(B)*	Retail Processing Fee Form
(a)(5)*	Press Release, dated December 23, 2019, incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed on December 23, 2019.
(b)*
Sixth Amended and Restated Loan and Servicing Agreement, dated August 1, 2018, among Prospect Capital Funding LLC, Prospect Capital Corporation, the lenders from time to time party thereto, the managing agents from time to time party thereto, U.S. Bank National Association as Calculation Agent, Paying Agent and Documentation Agent, KeyBank National Association as Facility Agent, Key Equipment Finance Inc. and Royal Bank of Canada as Syndication Agents, and KeyBank National Association as Structuring Agent, Sole Lead Arranger and Sole Bookrunner (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on August 6, 2018 and incorporated herein by reference).

(d)(1)*
Indenture, dated as of April 11, 2014, by and between Prospect Capital Corporation and American Stock Transfer & Trust Company, as Trustee (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed on April 16, 2014 and incorporated herein by reference).

(d)(2)*
Supplemental Indenture, dated as of April 11, 2017, by and between Prospect Capital Corporation and U.S. Bank National Association, as Trustee (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed on April 11, 2017 and incorporated herein by reference).

(d)(3)*
Indenture, dated as of February 16, 2012, between Prospect Capital Corporation and American Stock Transfer & Trust Company, LLC, as Trustee (filed as Exhibit (d)(7) to Post-Effective Amendment No. 1, filed on March 1, 2012 and incorporated herein by reference).

(d)(4)*
Agreement of Resignation, Appointment and Acceptance, dated as of March 12, 2012, by and among Prospect Capital Corporation, American Stock Transfer & Trust Company, LLC, as Retiring Trustee, and U.S. Bank National Association, as Successor Trustee (filed as Exhibit (d)(13) to Post-Effective Amendment No. 3, filed on March 14, 2012 and incorporated herein by reference).

(g)	Not applicable.
(h)	Not applicable.

*	Previously filed.